 **Aaron Weideman**

Admin  · November 18 at 1:08 PM · 🌐

If you're interested in being apart of Renaissance Man's startup, email aaron@renmandistilling.com.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through an approved Regulation Crowdfunding Broker platform. Any indication of interest involves no obligation or commitment of any kind.

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| Ren Man Business Plan.pdf 134 KB | | Ren Man Product Assess... 320 KB | |

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Hello!

Renaissance Man has received more invest interest than we expected. SO, we have to change some things up.

Initially we were going to use an SEC exemption to privately offer shares. With the increase interest we cannot legally utilize the exemption, and will have to switch gears. We will now be using a crowdfunding broker. This will allow more people to invest in Renaissance Man and for public announcement of the offering.

Moving forward I have a couple housekeeping topics.

1. There is no need to sign the investment acknowledgement document. The online broker will house all legal documents for you to sign.
2. Please keep everything about Renaissance Man privately to yourself until the crowdfunding launch is official.
3. You will be able to invest in Renaissance Man frictionlessly on the brokers website.
4. I have to input this language into this email so we can all move forward:
    a. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through an approved Regulation Crowdfunding Broker platform. Any indication of interest involves no obligation or commitment of any kind.
5. All documents outlining Renaissance Man are attached with this email.

Thank you for understanding all this change. This is unfamiliar territory for me and I'm doing my best to facilitate this startup the right way.

If you have any questions, please email me.

Respectfully,
Aaron Weideman



Aaron Weideman
Tue 11/30/2021 8:35 AM



To: Alex Mitchell; Andrew Clinger; Benjammin Fowler; Bethany Pippin; Bill O'Donnell; Bryce Somero; Chase Johnson; Cory Krings; Dan Kimberly; Daniel Vogt; David Scott; Ian Turner +**30 others**

Cc: john@renmandistilling.com

Hello,

I thought it would be important to let you know how investment in Renaissance Man at this stage will work.

We are performing a SAFE contract(Simple Agreement for Future Equity.) Below is a link that describes the details. We are officially setting our future Valuation CAP at $1.5 Million.

If you have any questions, please let me know.

https://help.wefunder.com/#/glossary/contract



Invest in Startups You Love - Equity Crowdfunding | Wefunder

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

help.wefunder.com

Cheers,
Aaron Weideman
CEO & Founder of Renaissance Man























I always forget about that one

Yeah check it out:

https://wefunder.com/renaissancemanco?fbclid=[illegible]

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Message...

   
Facebook video with whisky a few years ago I'll see if I can find it.

Thank you

If your curious on what I've been working on here is the link:

https://wefunder.com/renaissancemanco?fbclid=IwAR0_8Explg9VO28dBGA3pa6QUO0E-MU1e6dUhspj3Qi3p5KQ0E9zNQAyRbk

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

   

 **Aaron Weideman**
3m · 🌐



The launch is live! Come and be apart of the Renaissance Man Journey and please share this along.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Essentially i can not personally accept money you must go through the Wefunder platform.

Cheers!



WEFUNDER.COM
Invest in Renaissance Man Co: Our patented process ages whiskey in weeks instead of years. | Wefunder

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 **Aaron Weideman** shared a link.

Admin · Just now · 🌐

The crowdfund launch is live!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Essentially i cannot personally accept money, all things must flow through the Wefunder platform.



WEFUNDER.COM
Invest in Renaissance Man Co: Our patented process ages whiskey in weeks instead of years. | Wefunder



Aaron Weideman shared a link.

Just now · 🌐

···

Hey everyone, Marine Corps Vet here.
I have been tirelessly working on an invention for the last 18 months, and its ready to become a business. To get the capital needed I have started a funding round with Wefunder. Any help on spreading the word for this campaign would be a true blessing.
Cheers!

Here is the link
https://wefunder.com/renaissance.man.co

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WEFUNDER.COM

Invest in Renaissance Man Co: Our patented process ages whiskey in weeks instead of years. | Wefunder



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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